UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2(A)

(Amendment No. 3)

Tangoe, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

87582Y108

(CUSIP Number)

Behdad Eghbali Clearlake Capital Partners IV Finance, L.P. c/o Clearlake Capital Group, L.P. 233 Wilshire Blvd, Suite 800 Santa Monica, California 90401 (310) 400-8800	copies to: Mehdi Khodadad Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87582Y108	13D	Page 2 of 10 Pages

1.	Name of reporting person Clearlake Capital Partners IV Finance, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 5,109,900
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,109,900
11.	Aggregate amount beneficially owned by each reporting person 5,109,900
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.96%
14.	Type of reporting person (see instructions) PN

CUSIP NO. 87582Y108	13D	Page 3 of 10 Pages

1.	Name of reporting person Clearlake Capital Partners IV GP, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 5,109,900
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,109,900
11.	Aggregate amount beneficially owned by each reporting person 5,109,900
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.96%
14.	Type of reporting person (see instructions) PN

CUSIP NO. 87582Y108	13D	Page 4 of 10 Pages

1.	Name of reporting person Clearlake Capital Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 5,109,900
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,109,900
11.	Aggregate amount beneficially owned by each reporting person 5,109,900
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.96%
14.	Type of reporting person (see instructions) OO

CUSIP NO. 87582Y108	13D	Page 5 of 10 Pages

1.	Name of reporting person CCG Operations, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 5,109,900
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,109,900
11.	Aggregate amount beneficially owned by each reporting person 5,109,900
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.96%
14.	Type of reporting person (see instructions) OO

CUSIP NO. 87582Y108	13D	Page 6 of 10 Pages

1.	Name of reporting person Behdad Eghbali
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 5,109,900
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,109,900
11.	Aggregate amount beneficially owned by each reporting person 5,109,900
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.96%
14.	Type of reporting person (see instructions) IN

CUSIP NO. 87582Y108	13D	Page 7 of 10 Pages

1.	Name of reporting person José E. Feliciano
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 5,109,900
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,109,900
11.	Aggregate amount beneficially owned by each reporting person 5,109,900
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.96%
14.	Type of reporting person (see instructions) IN

CUSIP NO. 87582Y108	13D	Page 8 of 10 Pages

This Amendment No. 3 to Schedule 13D is being filed by Clearlake Capital Partners IV Finance, L.P., Clearlake Capital Partners IV GP, L.P., Clearlake Capital Partners, LLC, CCG Operations, LLC, Behdad Eghbali and José E. Feliciano (collectively, the “Reporting Persons”), pursuant to §240.13d-2(a), to amend the Schedule 13D filed by the Reporting Persons on November 30, 2015 (the “Initial Schedule 13D”), as amended by Amendment No. 1 thereto filed by the Reporting Persons on December 15, 2015, and by Amendment No. 2 thereto filed by the Reporting Persons on January 11, 2016, relating to the Common Stock, $0.0001 par value per share, of Tangoe, Inc. Except as set forth below, all Items of the Initial Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Schedule 13D is amended in its entirety to read as follows:

In a series of transactions completed on January 19, 2016, the Reporting Persons acquired 5,109,900 shares of common stock of the Issuer (the “Shares”) for approximately $39,280,781 in investment capital. The source of funds for this consideration was the available capital of Clearlake Capital Partners IV Finance, L.P., which may, at any given time, include margin loans made by brokerage firms, or capital contributions from investors in Clearlake Capital Partners IV Finance, L.P., each in the ordinary course of business.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Schedule 13D is amended in its entirety to read as follows:

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 are incorporated herein by reference.

(a)	As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:

i.	Clearlake Capital Partners IV Finance, L.P. beneficially owns 5,109,900 Shares, making it the beneficial owner of 12.96% of the Issuer’s common stock. Clearlake Capital Partners IV Finance, L.P. has shared voting and investment power with respect to these Shares, and does not have sole voting or investment power with respect to any of these Shares.

ii.	Clearlake Capital Partners IV GP, L.P. beneficially owns 5,109,900 Shares, making it the beneficial owner of 12.96% of the Issuer’s common stock. Clearlake Capital Partners IV GP, L.P. has shared voting and investment power with respect to these Shares, and does not have sole voting or investment power with respect to any of these Shares.

iii.	Clearlake Capital Partners, LLC beneficially owns 5,109,900 Shares, making it the beneficial owner of 12.96% of the Issuer’s common stock. Clearlake Capital Partners, LLC has shared voting and investment power with respect to these Shares, and does not have sole voting or investment power with respect to any of these Shares.

iv.	CCG Operations, LLC beneficially owns 5,109,900 Shares, making it the beneficial owner of 12.96% of the Issuer’s common stock. CCG Operations, LLC has shared voting and investment power with respect to these Shares, and does not have sole voting or investment power with respect to any of these Shares.

v.	Behdad Eghbali beneficially owns 5,109,900 Shares, making him the beneficial owner of 12.96% of the Issuer’s common stock. Mr Eghbali has shared voting and investment power with respect to these Shares, and does not have sole voting or investment power with respect to any of these Shares.

vi.	José E. Feliciano beneficially owns 5,109,900 Shares, making him the beneficial owner of 12.96% of the Issuer’s common stock. Mr. Feliciano has shared voting and investment power with respect to these Shares, and does not have sole voting or investment power with respect to any of these Shares.

CUSIP NO. 87582Y108	13D	Page 9 of 10 Pages

(b)	The information set forth in (a) above is incorporated by reference here.

(c)	There have been no purchases or sales of the Issuer’s common stock by any of the Reporting Persons within the last sixty days, except for the purchases of the Issuer’s common stock by Clearlake Capital Partners IV Finance, L.P. on the open market as indicated in the table below, which table sets forth the date upon which such shares were purchased, number of Shares purchased on each such date, and the weighted average purchase price per share for the Shares purchased on each such date.

Date	Number of Shares Purchased	Weighted AveragePurchase Price Per Share
11/6/2015	1,830,000	$6.9996
11/17/2015	70,000	$6.7989
11/18/2015	275,890	$7.0693
11/19/2015	262,986	$7.4795
11/20/2015	115,618	$7.6202
11/23/2015	140,358	$7.9330
11/24/2015	100,000	$8.0753
11/25/2015	373,100	$8.3112
11/27/2015	60,000	$8.5153
11/30/2015	105,216	$8.5372
12/1/2015	21,339	$8.5617
12/2/2015	39,461	$8.4506
12/3/2015	58,381	$8.3060
12/4/2015	19,744	$8.2977
12/7/2015	26,625	$8.2582
12/8/2015	3,657	$8.2775
12/10/2015	194,123	$8.4284
12/11/2015	25,000	$8.2900
12/14/2015	161,746	$8.4586
12/15/2015	42,471	$8.4976
12/17/2015	21,900	$8.4977
12/18/2015	28,430	$8.4995
01/06/2016	39,993	$8.1239
01/07/2016	146,354	$8.1926
01/08/2016	479,451	$8.3297
01/14/2016	300,000	$8.2323
01/15/2016	31,373	$7.9992
01/19/2016	136,684	$8.1403

CUSIP NO. 87582Y108	13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2016

Clearlake Capital Partners IV Finance, L.P.

By:	Clearlake Capital Partners IV GP, L.P., its general partner
By:	Clearlake Capital Partners, LLC, its general partner

By:	/s/ Behdad Eghbali
Name:	Behdad Eghbali
Title:	Co-President

Clearlake Capital Partners IV GP, L.P.

By:	Clearlake Capital Partners, LLC, its general partner

By:	/s/ Behdad Eghbali
Name:	Behdad Eghbali
Title:	Co-President

Clearlake Capital Partners, LLC

By:	/s/ Behdad Eghbali
Name:	Behdad Eghbali
Title:	Co-President

CCG Operations, LLC

By:	/s/ Behdad Eghbali
Name:	Behdad Eghbali
Title:	Manager

/s/ Behdad Eghbali
Behdad Eghbali

/s/ José E. Feliciano
José E. Feliciano